November 13, 2006

Mr. Matt Franker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Solar Thin Films, Inc.
Registration Statement on Form SB-2 filed July 27, 2006
Filed July 27, 2006
(File No. 333-136060)

Information Statement on Schedule 14C
Filed July 27, 2006
File No. 001-13549

Response to comment letter on Form 10-K for the year ended
December 31, 2005 dated June 9, 2006
Submitted July 25, 2006

Current Report on Form 8-K
Filed July 17, 2006

Dear Mr. Franker:

This firm is counsel to Solar Thin Films, Inc. (the “Company”) in the above- referenced matter. Below, please find our responses to your August 23, 2006 comment letter.

Registration Statement on Form SB-2 General

1.
We are in receipt of the information provided in your letters dated July 28, 2006 and August 10, 2006 regarding the proper characterization of the pending transaction. Please be advised that our review of this issue continuing and we may request additional information in the future.

Response

We acknowledge your comment.

2.	Please update all information in the registration statement to the latest practicable date.

Securities and Exchange Commission
November 13, 2006

Response

All information contained in the registration has been updated to the latest practicable date.

Cover Page

3.
Please revise your fee table to reconcile the number of shares you are registering to your discussion under Selling Stockholders. For example, the fee table lists 8,059,200 shares of common stock being registered, whereas the footnotes to your selling stockholders’ table indicates that an aggregate of 8,179,200 shares are being registered for resale, In addition, please indicate by footnote the transactions in which the shares of common stock and shares underlying convertible notes were sold to investors. Please also re-label the top line of the fee table to indicate that the shares being registered underlie convertible notes, rather than debentures.

Response

Footnote 6 to the selling stockholder table has been corrected to reflect the correct amount of shares which is 760,000. With the corrected number, the total number of shares is 8,059,200. We do not believe a change to the footnote to describe the financings is required as such change would only serve to add unnecessary disclosure. The selling stockholder table is presently divided amoung the three financings (Group A, Group B and Group C). These financings are then clearly described in the paragraphs following the footnotes. We have re-labeled the top line as requested.

Selling Stockholders, page 13

4.
Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling security holders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

Response

Upon closing of each of the Company's financings, the Company conducted due diligence to determine whether the investor was a broker dealer or an affiliate of a broker-dealer. Such due diligence confirmed that no investor was a broker-dealer. In addition, if such investor was affiliated with a broker-dealer, such investor confirmed that it purchased the shares in the ordinary course of business and at the time of such purchase, the investor had no agreements or understandings, directly or indirectly, with any person to distribute the securities. As such, it is not necessary to identify any selling stockholders as underwriters. We are currently re-confirming the above status of each of the investors. We will supplementally advise you of any changes.

5.	If any selling security holders are affiliates of broker-dealers, disclose the following:

•	that the selling security holders purchased in the ordinary course of business; and

Securities and Exchange Commission
November 13, 2006

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these selling security holders are unable to make these representations, please state that they are underwriters.

Response

Please see the response to comment #4.

6.
It appears that the aggregate number of shares represented in the shares included in the prospectus column of the table is 21,096,700 shares, rather than the 22,046,700 shares being registered and that are represented in the total line of the table. Please advise and revise as appropriate.

Response

The total number of shares of common stock included in the prospectus column is 22,046,700. We are uncertain as to how you computed that 21,096,700 shares were included in the prospectus column. As we believe the number of shares included in the prospectus column corresponds with the shares being registered, there are no changes required pursuant to this comment.

7.
We note that the aggregate number of shares listed in the footnotes of the Group A shareholders differ from those represented in the selling stockholders’ table for each selling stockholder. Please revise the footnotes to clearly indicate the source of the securities being registered for resale. In addition, we note that the number of shares underlying the Class D Common Stock Purchase Warrants for Kuekenhof Equity Fund exceeds the number of shares underlying other classes of warrants by the same number that the aggregate number of warrants described in the footnotes to the table exceeds the number of shares underlying warrants listed in the fee table. Please revise.

Response

The number of shares listed in the footnotes for Group A describe the number of shares being registered in the registration statement. This number corresponds with the number of shares set forth in the forth column described as “Shares of Common Stock Included in Prospectus”. This amount is different from the number of shares set forth in the second column “Total Shares Held Including Shares Issuable Upon Full Conversion and/or Exercise”. The number of shares in the second column is different as this column includes all shares that are issuable upon full conversion of the notes and warrants. As we do not currently have the authorized shares available to register, we are only registering a limited amount of shares for the Group A investors. This situation is fully described in the Explanatory Note on page 2 of the prospectus.

8.
We also note your statement on page 19 that 1,139,200 shares were sold to Group C selling stockholders in late 2005 and early 2006, while selling stockholders’ table indicates that you are registering 1,419,200 shares for these shareholders. Please advise.

Securities and Exchange Commission
November 13, 2006

Response

We have revised the selling stockholder table to create a Group D. 280,000 shares were incorrectly categorized in the Group C category. The shares were shifted to Group D. We have also revised to add a description of the Group D shares.

9.
Please revise your discussion of the Group A investors to disclose whether any have converted the September 2005 Notes. To the extent that there have been conversions of the September 2005 Notes, please disclose the date of conversion, the market price on that date, and the number of shares of common stock issued to the investor.

Response

As of November 6, 2006, the September Notes have not been converted.

10.	Please delete the information in the parentheses at the end of footnote number 1. This information is confusing because there is no time parameter to provide a reference for the reader.

Response

We have deleted the requested information.

Group A, page 19

11.	Please disclose in what circumstances, if any, the Floor Price can be adjusted.

Response

We have revised to disclose when the Floor Price can be adjusted.

Description of Business, page 24
Business Overview, page 25

12.	Please disclose the relationship with TerraSolar.

Response

We have disclosed the relationship with TerraSolar.

Product Development — PV Modules on Glass Subtrate, page 25

13.
Your statement in this section that there is ongoing R&D activity appears to contradict the information on page 30 that you have spent $0 on R&D in 2005 and the three months ended March 31, 2006. Please advise.

Response

Securities and Exchange Commission
November 13, 2006

We have revised the disclosure to state that the Company intends to commence R&D activity in the following area.

Market, page 26

14.
Please provide us with the basis for your statements that “the PV industry is currently growing from infancy to adolescence,” “the energy industry is moving in a large part from fossil fuels to alternative sources,” and that “PV electricity costs are expected to be lower than fossil fuel generated electricity by 2010.”

Response

The statement “the PV industry is currently growing from infancy to adolescence” is qualified by the statement that this is management’s belief.

We have deleted the statements that “the energy industry is moving in a large part from fossil fuels to alternative sources” and “PV electricity costs are expected to be lower than fossil fuel generated electricity by 2010.”

Property, page 28

15.	Please explain the significant decrease in rent expense between 2004 and 2005.

Response

We have revised the disclosure to explain the decrease in rent expense.

Legal Proceedings, page 28

16.	In the third paragraph, please quantify the amount of the loan that is past due.

Response

We have revised the disclosure to include the amount of the loan provided by Kraft to the former consultant. Please note that this loan was provided by Kraft prior to the Company’s acquisition of Kraft.

 Directors and Executive Officers, Promoters and Control Persons, page 4

17.	Please revise your discussion of Mr. Kiss’ business experience to discuss his business activities over the past five years. See Regulation S-B, Item 401 (a)(4).

Response

We have revised Mr. Kiss’ business experience discussion.

Information Statement on Schedule 14C
One for 1.6 Reverse Stock Split, page 6

Securities and Exchange Commission
November 13, 2006

18.	Please revise this section to disclose your reason for engaging in the reverse stock-split in tandem with increasing the number of authorized shares of common stock.

Response

The Company intends to add the following disclosure to the information statement:

The Company engaged in both the Reverse Stock Split and the increase in its authorized shares to provide for an adequate amount of unissued shares to be used in connection with acquisitions or subsequent financings and to also provide for the appropriate amount of shares outstanding in light of our market price and capitalization.

Response to Comment Letter on Form 10-K for the Year Ended December 31, 2005 General

19.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response

We acknowledge your comment.

20.	Please also revise the financial statements contained in your Registration Statement on Form SB-2 and Information Statement on Schedule 14C to reflect the following comments.

Response

We acknowledge your comment.

Financial Statements
Note 4 —Other Short Term Borrowings, page F-15

21.
Given that it does not appear that the $525,000 Senior Secured Convertible Notes are convertible into a fixed number of shares, please provide us with a comprehensive explanation as to the consideration given to SFAS 150, SFAS 133, and EITF 00-19 in determining the appropriate accounting for the conversion feature.

Response

The terms of the $525,000 senior convertible notes allow the holders to convert their notes to the Company’s common stock at an amount equal to the lower of 50% of the of the Company’s fair market value or $.40 per share.

As a result of the $.40 per share floor conversion price, the number of potential shares needed to settle the contract is limited and capped at 1,312,500 shares. As of the date of

Securities and Exchange Commission
November 13, 2006

the contract, the Company had sufficient authorized and unissued shares of common stock to settle the contract. The debt is conventional convertible debt as described in paragraph 8 of EITF 05-02.

Since the number of shares that could be required to be delivered to net-share settle the contract is determinate, and the Registrant has concluded that it has sufficient available authorized and unissued shares , the Registrant has concluded the net-share settlement is within the control of the Company (EITF 00-19, paragraphs 19-20).

Accordingly, since the note is conventional convertible debt, the contract is considered as equity and the imbedded beneficial conversion feature has been accounted for and disclosed in accordance with EITF- 98-5 and 00-27

The Company believes its policy accounting for derivative financial instruments potentially settled in its common stock is reasonable and in accordance with U.S. generally accepted accounting principles.

22.	We have reviewed your response to prior comment 7. As previously requested, please tell us how you determined it was appropriate to record a debt discount related to the 525,000 shares.

Response

The Company entered into a Private Placement Memorandum in September 2005 to offer up to $525,000 an equity/notes payable instrument. The placement consisted of 525,000 shares of common stock of the Company and a $525,000 convertible promissory note (Convertible Note). The convertible notes are non-interest bearing and are due and payable in March 2007. The note holders have the option to convert their notes to the Company’s common stock at an amount equal to the lower of 50% of the of the Company’s fair market value or $.40 per share.

In September, 2005, the Company had received proceeds of $525,000 for the convertible note payable and equity instruments subscribed. Pursuant to the terms of the Private Placement Memorandum, the Company issued to the investors Convertible Notes in an aggregate of $525,000. The Company is obligated to issue 525,000 shares of its common stock, valued at $412,000, to the investors in connection with the private placement. An aggregate of 525,000 shares were issued to the investors in September, 2005.

In accordance with Emerging Issues Task Force Issue 98-5, Accounting For Convertible Securities With a Beneficial Conversion Feature or Contingently Adjustable Conversion Ratios (EITF 98-5), the Company allocated, on a relative fair value basis, the net proceeds amongst the common stock and convertible notes issued to the investors. The Company recognized a discount to the notes in the amount of $303,000 during the years ended December 31, 2005. The note discount is being amortized over the maturity period of the notes, being 18 months. The Company recognized an imbedded beneficial conversion feature present in the Convertible Notes and allocated a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. As of December 31, 2005 , the Company recognized $222,000 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid-in capital and a discount against the Convertible Note. The debt discount attributed to the

Securities and Exchange Commission
November 13, 2006

beneficial conversion feature is amortized over the Convertible Notes' maturity period, being 18 months, as interest expense.

The Company amortized the Convertible Notes' debt discount and the debt discount attributed to the beneficial conversion feature and recorded non-cash interest expense of $278,000 for the year ended December 31, 2005.

The Company believes its policy accounting for debt discounts and imbedded beneficial conversion features is reasonable and in accordance with U.S. generally accepted accounting principles.

Note 8 — Stockholders Equity, page F-18

23.
We have reviewed your response to prior comment 10, Please provide us with a comprehensive explanation as to how you accounted for your convertible preferred stock. Your explanation should include the following:

•	Tell us how you determined it was appropriate to classify the convertible preferred stock as equity in accordance with SFAS 150;
•
Tell us how you determined the conversion feature is not a derivative in accordance with SFAS 133 as well as what consideration was given to EITF 00-19 in determining the appropriate accounting for the conversion feature;

•
If you continue to believe that you do not need to account for the conversion option pursuant to SFAS 133 or EITF 00-19, please provide us with detailed computations which support your conclusion that there are no beneficial conversion features. Please refer to EJTF 98-5 and EITF 00-27, with particular attention to paragraphs 5 to 7 of EITF 00-27; and

•	Please also perform this analysis regarding the 95,000 shares of convertible preferred stock you issued to the shareholders of Kraft RT.

Response

The Company currently has three classes of preferred shares issued and outstanding- Series B-1, Series B-3 and Series B-4. Each class of preferred stock has been classified as equity.

None of the Company’s issued and outstanding class of designated preferred stock require the Registrant to incur an obligation to redeem the shares. Therefore the Company does not incur an obligation to transfer assets or issue additional equity shares (FAS No. 150, paragraph 9). No class of the Company’s preferred stock impose obligations requiring the issuer to transfer assets or issue its equity shares as commonly seen in mandatorily redeemable preferred stock.

The holders of the preferred stock have certain liquidating preference rights, which the Company considers an unconditional obligation since it only occurs upon the liquidation or termination of the Registrant.

Securities and Exchange Commission
November 13, 2006

The holders are allowed to convert their shares at their option into a fixed unregistered common shares of the Company.

The Company has reviewed the provisions of EITF 00-19 and based upon the following facts:

•	Company, at is sole option , may settle in unregistered shares- holders of preferred shares do not have registration rights

•	Number of common shares the preferred shares are convertible into are fixed and determinable.

•
Other than the issuance of the Class B-4 shares, there are sufficient underlying authorized and unissued shares of common stock to settle the contracts related to the Series B-1 and B-3 preferred shares.

•
Since the preferred shares were convertible at the date of issuance, the return to the preferred shareholders attributed to the beneficial conversion feature has been recognized in full at the date of the issuance (in 1996 for the Series B-1 shares and in 2003 for the Series B-3 shares)

•	The Series B-4 shares automatically convert upon the increase in authorized shares of the Company’s common stock.

The Company believes its policy accounting for preferred stock is reasonable and in accordance with U.S. generally accepted accounting principles.

Exhibit 31

24.
We have reviewed your response to prior comment 12. Please file an amendment to your Form 10-K to include certifications that conform to the format provided in Item 601(b)(3 1) of Regulation S-K and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-K in its entirety.

Response

The Company again reiterates its argument in response to prior comment 13 and respectfully requests that the SEC allow it to refile the certifications on a supplemental basis with the SEC or allow it to file an amendment to the 10-K only with the certifications. As a small business enterprise, the costs of re-filing the Form 10-K would unduly exacerbate its expenses and limit its ability to focus on its business. Further, as the Company acquired Kraft Rt. in June 2006, which is the now the accounting successor, the financial information contact in the 10-K would only serve to confuse any potential investor and would not provide the investing public with any sort of valuable information.

Exhibit 32

Securities and Exchange Commission
November 13, 2006

25.
We have reviewed your response to prior comment 13. Please file an amendment to your Form 10-K to include certifications that refer to the annual report, instead of quarterly report. In doing so, please refile the Form 10-K in its entirety.

Response

Please see the response to comment 24.

Current Report on Form 8-K Filed July 17, 2006
Pro Forma Consolidated Balance Sheet, page F-22

26.	Please tell us why you believe it is appropriate to adjust your additional paid in capital account balance to zero.

Response

We have revised the pro-forma balance sheet to correct the balance in pro-forma additional paid in capital balance at March 31, 2006. We have provided a draft of such revisions attached hereto as Exhibit A.

27.	Please present your historical, pro forma and pro forma as adjusted shares authorized, issued and outstanding on the face of your pro forma balance sheet.

Response

We have revised and file with this response , as Exhibit A, our historical, pro-forma, pro forma as adjusted shares authorized, issued and outstanding on the face of the March 31, 2006 balance sheet.

Pro Forma Consolidated Statement of Options, page F-23

28.
Please help us understand how you arrived at your pro forma weighted average number of shares. We remind you that the historical financial statements (Kraft RT) are required to reflect the shares issued by Solar Thin Films to acquire Kraft RT as outstanding for all periods presented in a manner similar to stock split. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please also disclose any shares not included for anti-dilution reasons.

Response

We have revised with this response, as Exhibit A the Notes to the pro-forma financial information to include the disclosure of the weighted average shares outstanding and shares not included for anti-dilution purposes.

Securities and Exchange Commission
November 13, 2006

29.	Please tell us how you determined it was appropriate to include the $2,599,819 of organization costs in your pro forma statement of operations in accordance with Rule 1l-02(b)(5) of Regulation S-X.

Response

We have revised with this response , as Exhibit A , the pro-forma statements to eliminate the charge and disclose separately in the footnotes to the pro-formas

***

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/Stephen M. Fleming

Stephen M. Fleming

Exhibit A

(a)	Pro Forma Financial Information.

Condensed Consolidated Pro Forma Unaudited Balance Sheet as of March 31, 2006
Condensed Consolidated Pro Forma Unaudited Statement of Income for the Three Months Ended March 31, 2006
Condensed Consolidated Pro Forma Unaudited Statement of Losses for the Three Months Ended December 31, 2005
Notes to Condensed Consolidated Pro Forma Unaudited Financial Statements

Unaudited Pro Forma Condensed Financial Information

On June 14, 2006, Solar Thin Films, Inc. (the “Company” , “Registrant” or “Solar”) , entered into a Securities Purchase Agreements (“Agreement”) with the stockholders of Kraft RT (“Kraft”), a company foirmed under the laws of the country of Hungary. The Registrant is an inactive publicly registered corporation with no significant operations. For accounting purposes, Kraft shall be the surviving entity. The transaction is accounted for using the purchase method of accounting. As a result of the recapitalization and change in control, Kraft is the acquiring entity in accordance with Financial Accounting Standards No. 141, Business Combinations.

Effective with the Agreement, 95.5% of the Kraft outstanding shares owned by the Kraft shareholders were exchanged for an aggregate of 95,000 shares of Solar’s newly issued Series B-4 Preferred Stock. The Series B-4 Preferred shares are each automatically convertible into 350 shares of common stock or an aggregate of 33,425,000 shares of common stock upon the Company increasing its authorized shares of common stock and, prior to such conversion, the Preferred Shares will have the same voting rights of the shares of common stock and vote together with the shares of common stock on all matters.

The Proforma Unaudited Financial Statements have been prepared by management of the Company in order to present consolidated financial position and results of operations of the Registrant and Kraft as if the acquisition had occurred as of March 31, 2006 for the pro forma condensed balance sheet and to give effect to the acquisition of the Registrant , as if the transaction had taken place at January 1, 2005 for the pro forma condensed consolidated statement of losses for the year ended December 31, 2005 and the three months ended March 31, 2006.

The pro forma information is based on historical financial statements giving effect to the proposed transactions using the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The unaudited pro forma financial information is not necessarily indicative of the actual results of operations or the financial position which would have been attained had the acquisitions been consummated at either of the foregoing dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of Kraft (including notes thereto) included in this Form.

SOLAR THIN FILM, INC. CONDENSED CONSOLIDATED PRO FORMA UNAUDITED BALANCE SHEET MARCH 31, 2006

ASSETS
	Solar	Kraft	Pro Forma Adjustments		Pro Forma Consolidated
Current assets:
Cash and equivalents	$232,000	$908,895			$1,140,895
Accounts receivable, net	—	52,663			52,663
Inventory, net		429,573			429,573
Note receivable- Kraft RT	1,625,000	—	(1,625,000)	(3)	—
Other current assets	218,000	305,447			523,447
Total current assets	2,075,000	1,696,578			2,146,578
Property and equipment, net		201,937			201,937
Other assets		42,781			42,781
	$2,075,000	$1,941,296			$2,391,296

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$684,000	$404,391	(125,000)	(3)	963,391
Notes payable- current	2,898,000				2,898,000
Convertible notes payable, net of discount	181.000				181,000
Other current liabilities	—	6,405			6,405
Customer advances	—	416,245			416,245
Note payable- Solar Thin Films	—	1,500,000	(1,500,000)	(3)
Note Payable- related party	243,000	159,000			402,000
Distribution payable	40,000	—			40,000
Total current liabilities	4,046,000	2,486,041			4,907,041

Dividends payable	—	172,531			172,531
Notes payable , net of discount	988,000	—			988,000

Deficiency in stockholders’ equity:
Preferred stock, par value $0.01 per share; 1,200,000 shares authorized; none issued and outstanding (historical, pro forma and pro-forma, as adjusted)		—
Series B-1 Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, 228,652 issued and outstanding (historical, pro forma and pro-forma, as adjusted)	3,000	—			3,000
Series B-3 Preferred stock, par value $0.001 per share, 232,500 shares authorized, 48,486 issued and outstanding (historical, pro forma and pro-forma, as adjusted)	1,000	—			1,000
Series B-4 Preferred stock, par value $0.001 per share, 1,000,000 shares authorized, 95,500 issued and outstanding (historical, pro forma and pro-forma, as adjusted)	—		955	(1)	955
Common stock, par value $0.01 per share, 40,000,000 shares authorized, 11,641,499 issued and outstanding (historical, pro forma and pro-forma, as adjusted)	116,000	240,400	(240,400)	(2)	116,000
Additional paid-in-capital	55,695,000	253,781	(58,453,600)	(2)	468,726
			94,545	(1)
			2,879,000	(4)
Accumulated deficit	(58,678,000)	(1,235,179)	58,678,000	(2)	(4,209,679)
			(2,879,000)	(4)
			(95,500)	(1)
Accumulated comprehensive Loss	(16,000)	23,722	16,000	(2)	23,722
Less: cost of treasury shares	(80,000)	—			(80,000)
Total Deficiency in Shareholders’ equity	(2,959,000)	(717,276)			(3,676,276)
	$2,075,000	$1,941,296			$2,391,296

See accompanying notes to the proforma unaudited consolidated financial statements

SOLAR THIN FILM, INC. CONDENSED CONSOLIDATED PRO FORMA UNAUDITED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

	Solar	Kraft	Pro Forma Adjustments	Pro Forma Consolidated
Revenue	$—	$691,213		$691,213
Cost of sales		402,204		402,204
Gross profit		289,009		289,009
Operating expenses:
Selling, general and administrative	1,023,000	859,350		1,882,350
Operating income (loss)	(1,023,000)	(570,341)		(1,593,341)
Other Income (Expenses)
Interest expense	(626,000)	(20,728)		(646,728)
Gain (loss) on sale of investment	2,150,000	—		2,150,000
Foreign exchange (expense) gain	—	(11,563)		(11,563)
Gain on settlement of debt	101,000	—		101,000
Forgiveness of indebtedness and other	—	373,774		373,774
Total other income (expense)
Loss from operations before provision for income taxes	602,000	(228,858)		373,142
Provision for income taxes (benefit)	—	41,160		41,160
Net income (loss)	$602,000	$(270,018)		$331,982

Other comprehensive income (loss):
Unrealized loss on available for sale securities	(21,000)	—		(21,000)
Foreign currency translation gain	—	38,051		38,051
Total comprehensive income (loss)	$581,000	$(231,967)		$349,033
Net income (loss) per common share:
Basic	$0.05	$(0.02)		$0.03
Diluted	0.02	N/A		0.02
Weighted average shares outstanding:
Basic	11,641,499	11,641,499		11,641,499
Diluted	40,000,000	N/A		40,000,000

See accompanying notes to proforma unaudited consolidated financial statements

SOLAR THIN FILM, INC. CONDENSED CONSOLIDATED PRO FORMA UNAUDITED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2006

	Solar	Kraft	Pro Forma Adjustments	Pro Forma Consolidated
Revenue	$—	$181,487		$181,487
Cost of sales	—	114,054		114,054
Gross profit	—	67,433		67,433
Operating expenses:
Selling, general and administrative	125,000	335,589		460,589
Operating income (loss)	(125,000)	(268,156)		(393,156)
Other Income (Expenses)
Interest expense	(198,000)	(16,599)		(214,599)
Foreign exchange gain (loss)	—	2,832		2,832
Forgiveness of debt and other	—	13,727		13,727
Net income (loss) before income taxes	(323,000)	(268,196)		(591,196)
Provision for income taxes (benefit)	—	—		—
Net income (loss)	$(323,000)	$(268,196)		$(591,196)

Comprehensive loss:
Foreign currency transaction (loss) income	—	(8,275)		(8,275)
Comprehensive Loss	$(323,000)	$(276,471)		$(599,471)
Net income (loss) per common share
(basic)	$(0.03)	$(0.03)		$(0.05)

Weighted average shares outstanding	11,641,499	11,641,499		11,641,499

See accompanying notes to proforma unaudited consolidated financial statements

SOLAR THIN FILM, INC.

NOTES TO CONDENSED PRO FORMA UNAUDITED FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Financial Information.

The Pro forma Unaudited Condensed Financial Statements have been prepared in order to present consolidated financial position and results of operations of the Registrant and Kraft RT (“Kraft”) as if the acquisition had occurred as of March 31, 2006 for the pro forma condensed consolidated balance sheet and to give effect to the acquisition of the Registrant , as if the transaction had taken place at January 1, 2005 for the pro forma condensed consolidated statement of income for the year and three months ended March 31, 2006, respectively.

The following pro forma adjustments are incorporated into the pro forma condensed consolidated balance sheet as of March 31, 2006 and the pro forma condensed consolidated statement of income for the year and three months ended December 31, 2005 and March 31, 2006, respectively.

(1)	To record the issuance of 95,500 shares of Solar’s newly issued Series B-4 Preferred Stock in exchange for 95.5% of the Kraft outstanding shares owned by the Kraft shareholders .

(2)	To eliminate Kraft capital structure

(3)	To eliminate inter-company obligations

(4)	To eliminate Registrant’s accumulated deficit and record recapitalization of Registrant

(5)
To record and expense as organization costs $ 2,879,000, representing net Registrant liabilities assumed by Kraft and expensed in accordance with SOP 98-5 in accordance with SOP 98-5. This is considered a non-recurring charge and has not been considered in the accompanying pro-forma condensed income statements.

Weighted average Shares

The Registrant issued 95,500 shares of newly designated Series B-4 preferred shares to acquire Kraft. The preferred shares will automatically convert to the Registrant’s common shares upon the approval by the Registrant’s shareholders increasing the authorized shares of the Company’s common stock from 40,000,000 to 150,000,000 shares. Each share of Series B-4 shares are convertible into 350 shares of the Registrants’ common stock or an aggregate of 33,425,000, which will represent approximately 71 % of the issued and outstanding shares upon conversion.

Since the Series B-4 shares had not been converted to common shares during the periods presented, the Registrant has utilized its historical pro-form weighted average shares outstanding for purposes of disclosing the pro forma loss per share for the periods presented of 11,641,499

Shares not included in the weighted average shares outstanding since they would be anti-dilutive are as follows:

Assumed conversion of Series B-1 shares	10,203
Assumed conversion of Series B-3 shares	968,520
Assumed conversion of Series B- 4 shares	33,425,000
Assumed conversion of convertible debt	1,392,701
35,796,424

Since the fully diluted shares (weighted average common shares plus effect of assumed conversions of Series B-1, B-3 and B-4 preferred shares and conversion of convertible debt) would exceed the number of common shares authorized of 40,000,000, the fully diluted weighted average shares outstanding has been limited to 40,000,000 shares for purposes of this pro-forma presentation.